APPENDIX A


                 First Amendment to Certificate of Designation
           Classifying and Designating a Series of Preferred Shares as
                      Series A Convertible Preferred Shares
                     of Vinings Investment Properties Trust

     Vinings Investment Properties Trust, a Massachusetts Business Trust (the "Trust"), hereby certifies as follows:

     FIRST: That the Certificate of Designation Classifying and Designating the Series A Convertible Preferred Shares of the Trust (the "Certificate of Designation") is hereby amended by:

          (A) inserting the following sentence immediately after the first sentence of Section 3(a):

          "In the event the Trust combines its outstanding Series A Convertible Preferred Shares into a smaller number of Series A Convertible Preferred Shares by way of a reverse share split and in connection therewith issues the fractional Series A Convertible Preferred Shares resulting from the combination in lieu of redeeming such fractional shares for cash or other consideration, the per annum dividend rate in effect at the opening of business on the day following the day on which such combination becomes effective shall be adjusted so that the holder of any Series A Convertible Preferred Shares shall be entitled to receive with respect to the Series A Convertible Preferred Shares held immediately after such combination the same aggregate amount of cash dividends payable with respect to the Series A Convertible Preferred Shares held by such holder immediately prior to such combination."

          (B) inserting the following sentence immediately after the first sentence of Section 4(a):

          "In the event the Trust combines its outstanding Series A Convertible Preferred Shares into a smaller number of Series A Convertible Preferred Shares by way of a reverse share split and in connection therewith issues the fractional Series A Convertible Preferred Shares resulting from the combination in lieu of redeeming such fractional shares for cash or other consideration, the Liquidation Preference per Series A Convertible Preferred Share in effect at the opening of business on the day following the day on which such combination becomes effective shall be adjusted so that the holder of any Series A Convertible Preferred Shares shall be entitled to receive with respect to the Series A Convertible Preferred Shares held immediately after such combination the same aggregate Liquidation Preference payable following a Triggering Event with respect to the Series A Convertible Preferred Shares held by such holder immediately prior to such combination."

     SECOND: This First Amendment to the Certificate of Designation of the Trust was duly approved by the Board of Trustees of the Trust on May 4, 2001 and was duly approved by the shareholders of the Trust at the 2001 Annual Meeting of Shareholders held on June 27, 2001.

     In witness whereof, this First Amendment to Certificate of Designation has been executed on behalf of the Trust by its President and attested by its Secretary on the __ day of _______, 2001.

                         VININGS INVESTMENT PROPERTIES TRUST,
                         a Massachusetts Business Trust


                         By:  /s/ Peter D. Anzo
                         -----------------------
                         Name:     Peter D. Anzo
                         Title:    President


                         By:  /s/ Stephanie A. Reed
                         --------------------------
                         Name: Stephanie A. Reed
                         Title:    Secretary